UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 11, 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Kenneth Teck Chuan Tan Chief Executive Officer

Telephone: +65 9090 5788

Email:kenneth.tan@belive.sg

26A Ann Siang Road

#03-00

Singapore 069706

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

The Annual General Meeting of the Members of BeLive Holdings (the “Company”) for the fiscal year ended December 31, 2024, was convened on December 11, 2025, at the Company’s offices in Singapore, but was immediately adjourned until 11:00 am on Tuesday, December 16, 2025 (Singapore date and time), without conducting any business. The meeting was adjourned in order to comply with the 10 clear day notice requirement contained in Company’s Amended and Restated Articles of Association. The adjourned Annual General Meeting will be re-convened at 11:00 a.m., local time, on December 16, 2024 at the office of the Company located at 26 Ann Siang Road, #03-00, Singapore

The record date for the adjourned Annual General Meeting has not changed. Members of record as of November 19, 2025 remain entitled to vote at the adjourned Annual General Meeting. Members who have previously submitted their proxy, and who do not want to change their vote, need not take any action. Members who have not yet voted or who have previously submitted their proxy and want to change their vote should follow the instructions included in the proxy materials dated November 19, 2025, except that the extended deadline to vote or to submit proxies is 2 p.m. (New York time) on December 15, 2025. Members with questions about how to vote their shares (or how to change a prior vote of their shares) should contact Abdul Latif Bin Zainal at latif.sim@belive.sg. or at +65 9090 5788.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS (Registrant)

Date: December 11, 2025	By:	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Chief Executive Officer